UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, February 23rd, 2010

New York Stock Exchange, Inc.
New York, NY

Below, we transcribe the letter forwarded on this date to the Brazilian Securities and Exchange Commission (CVM)

“Ref.: Follow-up Circular – Enhance Management Proposal pursuant to CVM Instruction # 481/09

With reference to your OFÍCIO/CVM/SEP/GEA-1/No 037/2010, of February 18, 2010, we hereby provide the necessary information related to the queries submitted by CVM, as follows:

1. To resubmit the information required by Article 10 of said Instruction, including all information required by item 12.7 of the Reference Form concerning the candidates nominated or supported by the management or by the controlling shareholders:

- With regard to the information required by aforementioned Article 10, we clarify that the Annual Shareholders’ Meeting will elect the members of the Board of Directors and of the Fiscal Council, with a term of office of one (1) year, in accordance with the the Parent Companies’ Proposals already forwarded. At a Meeting of the Board of

Directors to be held after the referred to Shareholders’ Meeting, the members of the Board of Executive Officers will be elected and the members of the Statutory Committees will be appointed, also for a one-year term of office.

The other members of the non-statutory Committees, of the Advisory Body of the Board of Executive Officers, will be appointed by this Board of Executive Officers after the aforementioned Meeting of the Board of Directors, in compliance with respective Statutes.

2. To resubmit the information required by Article 12 of the Instruction in question, to:

(i) Present the information required in item 13.2 of the Reference Form, set forth for the current fiscal year (2010):

- Adjusted tables are as follows:

Amounts in R$

Body	Number of Members	Fees	Bonus	Total Amount per Body
Board of Directors	7	21,000,000.00	11,000,000.00	32,000,000.00
Board of Executive Officers	82	89,000,000.00	49,000,000.00	138,000,000.00
Total	89	110,000,000.00	60,000,000.00	170,000,000.00
Fiscal Council	3	432,000.00	0.00	432,000.00

./.

.2.

Amounts in R$

Órgão	Number of Members	Private Pension Plans
Board of Directors	7	32,000,000.00
Board of Executive Officers	82	138,000,000.00
Total	89	170,000,000.00
Fiscal Council	3	0.00

(ii) To include the compensation of the members of the Board of Directors, statutory Board of Executive Officers and Fiscal Council, for participating in committees, in 2009, in the table 13.2 of the Reference Form:

- No members of the Board of Directors and of the Board of Executive Officers receive compensation for participating in the Committees, due to the fact that they receive compensation in the referred Board of Directors and Board of Executive Officers.

- In relation to the Fiscal Council, none of its members participates in the Company’s Committees.

(iii) To disclose the information required in item 13.3 of the Reference Form on the variable compensation for 2009 and the one set forth for the current year (2010):

- The bonus of R$ 252,000.00, paid in the year 2009, corresponds to the extraordinary activity carried out by 1 (one) member of the Board of Executive Officers.

- In relation to the compensation to be approved regarding eventual bonus set forth for the current year, there is the following demonstrative table:

Amounts in R$

Body	Number of Members	Minimum amount set forth in the compensation plan	Maximum amount set forth in the compensation plan	Amount set forth in the compensation plan, should the targets be met
Board of Directors	7	0.00	11.000.000,00	Not applicable
Board of Executive Officers	82	0.00	49.000.000,00	Not applicable
Total	89	0.00	60,000,000.00	-
Fiscal Coucil	3	0.00	0.00	Not applicable

- We point out that the payment of the aforementioned bonus is subject to the evaluation of the corporate results to be achieved, there being no individual attributions.

(iv) To disclose the information required in item 13.5 of the Reference Form on the quantity of shares held directly or indirectly by the members of the Board of Directors, of the statutory Board of Executive Officers and of the Fiscal Council of the Company, on December 31, 2009:

- The shareholding position, as follows:

../.

.3.

Body	Bradesco		Elo Participações		Bradespar
	Common Shares	Preferred Shares	Common Shares	Preferred Shares	Common Shares	Preferred Shares
Board of Directors	9,252,450	14,655,420	58,313,983	0	834,920	1,240,676
Board of Executive Officers	713,700	1,579,457	150,003,800	19,618,985	12,380	187,558
Fiscal Council	8,100	131,880	-	-	3,384	12,016

We inform that no shareholding held by members of the Board of Directors, statutory Board of Executive Officers and Fiscal Council was received through share-based compensation plans.

(v) To include, in the table required by item 13.11 of the Reference Form, the information on the Fiscal Council elected in 2009:

- The inclusion in the table below:

Amounts in R$

Body	Number of Members	Highest Compensation	Lowest Compensation	Average
Fiscal Council	3	144,000.00	144,000.00	144,000.00

     We also inform that the Annual Shareholders’ Meeting Proposals, with their duly amended attachments, are being resubmitted through IPE System, in order to be in compliance with CVM Rule # 481/09.”

     Cordially, Banco Bradesco S.A.

Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.